UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 1, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: September 1, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors records sales growth of 6% in August 2016

Key Highlights:

  Posted a 17% sales growth in passenger cars over last year, led by strong demand for the recently launched Tiago
  LCV sales continued to grow at 10% in August 2016
  Strong exports growth of 27%

Mumbai, September 01, 2016: Tata Motors passenger and commercial vehicle sales (including exports) in August 2016 were at 43,061 vehicles, a growth of 6%, over 40,679 vehicles sold in August 2015. The company's domestic sales of Tata commercial and passenger vehicles for August 2016 was at 36,466 nos., a growth of 3%, over August 2015. The company continued to witness year-on-year growth in certain key segments in August 2016, with the company's LCV sales growing by 10% and its passenger cars growing by 17%.

Cumulative sales (including exports) of the company for the fiscal was at 2,09,950 nos., higher by 6% over 1,97,337 vehicles, sold last year.

Passenger Vehicles

In August 2016, Tata Motors passenger vehicles in the domestic market, recorded a sale of 13,002 nos., a year-on-year growth of 16%, compared to 11,163 nos. sold in August 2015.

Sales of passenger cars in August 2016 was higher by 17% at 11,435 nos., compared to 9,814 nos., in August 2015, due to strong demand for the recently launched Tiago. Cumulative sales growth of all passenger vehicles in the domestic market, were 58,064 nos., a growth of 10%, compared to 52,986 nos., in August 2015.

Commercial Vehicles

The overall commercial vehicles sales in August 2016, in the domestic market were at 23,464 nos., lower by 3%, over August 2015. The sales of Tata Motors Light Commercial Vehicles, continued to grow in the domestic market at 13,495 nos., an increase of 10% over August 2015.

M&HCV sales were at 9,969 nos., lower by 17%, over August 2015. The segment saw subdued demand, with the slowdown of recent months continuing, as a result of postponement of replacement and fleet expansion.

Cumulative sales of commercial vehicles in the domestic market for the fiscal were at 1,26,104 nos., higher by 5% over last year. Cumulative LCV sales were at 70,336 nos., an increase of 9% over last year, while M&HCV sales of 55,768 nos., a decline of 1%, over last year.

Exports

The company's sales from exports was at 6,595 nos., in August 2016, a growth of 27% compared to 5,201 vehicles sold in August 2015. The cumulative sales from exports for the fiscal was at 25,782 nos., higher by 8%, over 23,789 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.